EXHIBIT 23

March 24, 2026

Hugoton Royalty Trust

Argent Trust Company, Trustee

3838 Oak Lawn Avenue, Suite 1720

Dallas TX 75219

Ladies and Gentlemen:

Cawley, Gillespie & Associates, Inc. hereby consents to the references to our firm in the form and context in which they are included in this Annual Report on Form 10-K (including any amendments thereto) filed by Hugoton Royalty Trust (“Annual Report”), to our estimates of reserves and value of reserves and our report on reserves as of December 31, 2025 of the underlying properties subject to the Hugoton Royalty Trust, and to the inclusion of our report dated March 3, 2026 as an Exhibit to the Annual Report.

CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm No. F-693

By	/s/ J. Zane Meekins, P.E.
J. Zane Meekins, P. E.
Executive Vice President